Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: November 15, 2021

Transcript_Gogoro Fireside Chat

JAMES WEST: Good morning everyone, and welcome to today’s Fireside Chat with Gogoro. I’m James West, Head of Sustainable Technologies and Clean Energy at Evercore ISI, and I’m joined by my colleague Chris McNally, who runs our Global Autos Team. Chris and I recently launched coverage on the EV charging space, an area we see poised for massive growth as EV adoption and the build out of the supporting infrastructure accelerates.

And today, we’re going to talk about battery swapping for two-wheeled vehicles. We’re very pleased to have with us the company’s founder, chairman, and CEO, Horace Luke, and the CFO, Bruce Aitken. Gogoro has built the road’s leading battery-swapping network and best-in-class electric two-wheelers. Core enabling components of Gogoro’s vehicles can be sold to other OEMs, allowing full interoperability within the network. The company’s mission is to put smart, swappable electric power and reach every urban rider in the world. The model has proven highly successful in Taiwan, and the company is poised to expand rapidly in China and India.

Horace founded Gogoro in 2011 after serving as the Chief Innovation Officer of HTC, where he led all product strategy. He also worked at Microsoft where he led product ideation, and brand development for Xbox, and a variety of other franchises. And he began his career at Nike where he played a key role in the brand development of various Nike brands. Bruce joined the company from Amazon, where he was general manager of Amazon’s device businesses in China. Prior to that, he spent more than 20 years at Intel in various executive leadership roles. So gentlemen, thanks for joining me today.

HORACE LUKE: Thanks, James.

JAMES WEST: So maybe before we dig in too deep into the business, what’s the high-level pitch for Gogoro? What was the opportunity that you saw in launching this business?

HORACE LUKE: I started Gogoro about 10 years ago with a very singular idea of making cities cleaner, smarter, healthier, and safer for our future generation. And one of the ways we can do this is to help cities transition to electric mobility. Given the climate crisis that we’re facing today, we saw this as a huge opportunity to really not only make a difference, but also make a pretty big impact when it comes to building a sizable business. Most people don’t realize that there are more urban commute miles ridden globally every day on two-wheelers than any other motor transportation. More people depend on two-wheelers than any other type of vehicles in the world today. And you know, just take Taiwan where we started our business, and the two largest market, China and India, which we just made an announcement to go into. Combine their over half a billion two-wheelers on the road today. And just to give you some context, 80% of all commute miles done in India every day is done on two-wheelers. Sixty percent of all gasoline spent every year annually is on two-wheelers.

We saw this as a great opportunity to really capture not only a really great business opportunity, but also make a big difference in these emerging countries. And at the heart of what we do today is, as you said, is the most innovative part of what we offer today is a Swap-and-Go smart battery swapping infrastructure. That has been a real game changer for us here in Taiwan, and we’re about to take all that into China, into India, and then we just made announcement into Indonesia as well. So, the top three largest countries in the world with two-wheelers definitely now recognizing what we created is something they could use to transition their city to electric transportation.

Transcript_Gogoro Fireside Chat

JAMES WEST: Maybe we could discuss the early days of the company? How did you scale in Taiwan? Did you intend to provide an electric vehicle, or was this more of the enabler to establish the battery swapping market?

HORACE LUKE: It started out with a thesis of a subscription-based business model where people would buy the hardware, in this case a vehicle, and has a subscription to the energy use. So basically, kind of similar to your old cell phone bill, right? The more you ride, the more you pay. The less you ride, maybe perhaps the more you pay per mile, per kilometer, but you pay a total bill of a little less than the high mileage user. The idea was really to create a really breakthrough vehicle that not only create the efficiency that we’re talking about, but also the performance that – if you’re asking somebody to transition to electric, you have to offer more. You can’t offer less and expect to charge more or charge the same.

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So for us, we had the idea of swap-and-go, the idea of swapping batteries. But we couldn’t find a vehicle. We couldn’t find a motor to do that. We couldn’t find the electronics. So one thing led to another, we built everything vertically. Today at Gogoro, we design our drive system. We manufacture our drive system. We designed our own smart battery. We manufactured that with a fully-automated robotic line that we have now in Taiwan, and we are now replicating that in other countries. And then also, we built our own vehicle design, our own vehicle. We retail our own vehicle. We know how to sell it. We know how to tell this story.

But perhaps the most interesting part about what we’ve built so far is not only the infrastructure and how we have over 10,000 cabinets or close to 10,000 cabinets in Taiwan, but the fact that we now have Yamaha, Suzuki Taiwan. We have PGO, we have Aeon. We have some of the largest vehicle makers in Taiwan as well as in India and in China now using the same swapping system. So think of us really as the Android of EV. We’re not necessarily building a one solution for everybody, but we’re creating a platform that allows many solutions to satisfy many types of people, and their usability they’re looking for.

JAMES WEST: Do you guys sell or do you own your hardware, the batteries and the vehicles?

HORACE LUKE: We’re a different type of revenue stream. In Taiwan – I’ll just use Taiwan as a baseline first. Taiwan, we sell our vehicle to the customer at about similar price as a gas equivalent in the same performance, same size. But with that, the battery is not included. We actually own the asset of the battery and the infrastructure. So today, the stations are placed like Coca-Cola machines or ATM machines at a distance of about every quarter mile or so, you’ll find a station. More station than gas station themselves in major metropolitan cities. And this customer will then pay us a subscription fee to swap the battery. Customer never have to worry about how long the batteries are going to last, how long it takes to charge the battery, or what if the battery, something goes wrong with the battery? Do they need to replace it? Pay for a new one? Is it under warranty? They don’t need to worry about that. It’s really a pay-as-you-go. They just pay a fee monthly and then they swap all they want. When there’s a new battery, they just pick up a new battery and put in their vehicle. That’s in Taiwan, so we sell the vehicle.

Transcript_Gogoro Fireside Chat

And then in Taiwan also, we sell the enabling component: so the motor, the electronics, and some of the other key computer system equipment inside the vehicle that allows – think of all the EV making sleds and skateboards. We have ours, but ours has broken up components into motor drive system, into wheels and tires, into electronics and connect it all into a security system to authentic the battery. All of that then is sold to partners like Yamaha, Suzuki, and others so they can build their own vehicle. That’s the Taiwan model.

And what we did was we took some of that model, and actually tailor-made it, and shifted our business model a little bit as we go into China and India where we enable our partner. Like in China, we’re partnering with Yadea, the world’s largest electric two-wheel maker. This year, I think they’re coming in close to 16 million vehicles in China. And Dachangjiang, which is China’s largest gasoline two-wheel maker. They are probably doing about 3.5 million units this year. And combined over 20 million units and 50,000 retail outlets, we’re going to enable them to build the vehicle. We’re actually not selling vehicles into China, but we’re selling the enabling technology for them to build vehicles that are compatible with our swapping system. And in turn, we’ll do a partnership with them where there’s a local operating company that then buy the battery and buy the station from us, and we then license our platform.

Think of it as – it’s almost like a software as a service, hardware as a service type of platform where the local operator, the B2B business is really using our AI server, our control system to manage and let people swap batteries autonomously around the city. And so, the business model changes as we go into different city, to make it a win-win situation. We let the partner do what they’re really best at and let ourselves do what we’re really good at, and then together, we can go much faster than if we were pushing and doing it ourselves. The revenue model changes from different regions to different regions.

BRUCE AITKEN: Our thesis there is really asset-light expansion. In Taiwan, we invested in the assets ourselves to prove out the business model. But as we go to China, as we go to India, (A) big markets, lots of capex requirements, we want to share the burden of that.

[00:10:00]

So we want to grow in an asset-light model, but still take advantage of the recurring revenue model, and still participate in the upside of that.

JAMES WEST: How should we think about the swapping subscription? How does that model work? If I’m a consumer or a customer of yours, I pay a monthly fee, I pay a charging fee. How does the whole process line up?

HORACE LUKE: It really depends on how much you use. So we got the extreme model, which is you’re going to be a guy that’s going to be heavily-dependent on a two-wheeler, so you pay a little more of a higher price per month, but you get all-you-can-ride experience. And the longer you do a contract with us – so for example, in our case, we have a one-year contract, we have a two-year contract. If you do a contract with us, the per month will cost a little bit less. But in general, if you do an all-you-can-ride plan, it’ll beat gas any day of the month. It will beat the cheaper per mile or per kilometer ridden than any other type of fuel you can get. All the way down to pay a minimal fee and then you get a small bundle of packet – in this case, we get about – in the US, it’s the equivalent of 60 miles, or in the East here, we use kilometers, so it’s about 100 kilometers, and you pay a very small fee, like a $10 per month entry fee. And then you get a little bundle. Remember in the old days of SMS, and you get an X amount of SMS and then overage, you pay a little bit more. And the more you pay upfront, the less you pay per SMS. The same thing here. We have different plans ranging from $10 to then $15, to $20, et cetera, where you can buy the pre-bundle a little bit more upfront, and then the overage is a little less per kilometer. And so, we’ve designed a plan to basically let the consumer pick where they’re comfortable at, and then land it at the place they’re going to use the vehicle, and the way they want to use it.

Transcript_Gogoro Fireside Chat

But in general, the way we look at it is the vehicle costs about the same as the equivalent in gas, per kilometer per mile ridden, plus the maintenance it takes to really do the gas vehicle should be no more than what you’re paying per mile or per kilometer on swapping batteries. And if you can draw that balance between the two, then you can convince a customer to transition to electric, which we have done a really good job in Taiwan.

When we started in Taiwan, electric two-wheelers was less than 1% of the overall market. In comparison, Tesla today is about 3.5%, 3.4% of the US market in automotive. We are today in Taiwan after about 5.5 to 6 years, we grew that market share to 10%. In a place like Taipei where I am today, last month, we clocked in at about 24%. So, 1 out of every 4 vehicles sold was actually an electric vehicle. And in the electrical vehicle space or electric two-wheeler space, us and our partner, Yamaha, Suzuki, Aeon, PGO, combined, we have 95% market share so battery swap is the only way people are really signing up to transition to electric. Because in a city like Taipei where you have thousands of people living on top of each other, really, a traditional tether, plug-in model just doesn’t work. You don’t have a place to park. Today, it was 30 degrees here, so it was close to 80 degrees outside. You’re not going to stand outside for half an hour and wait for your vehicle to charge. We do it in seconds. You plug the battery in, it calculates how much you use, how much we should charge you, and then a selected set of batteries then pop up to you, put it in the trunk, and off you go in about 10 seconds or so. We really have proven that battery swapping in Taiwan has really, really been successful and successfully adopted. We today have about, in just 5, 6 years, we have about 420,000 customers on our network today, growing very quickly.

CHRIS MCNALLY: Horace, that’s fascinating in terms of a customer value. Maybe we can talk a little bit about the tech behind the scenes, maybe traditional EV type math. How large are the batteries that are being swapped? How much range do you get? And also, what type of batteries? You say you’re doing some yourself. Probably, investors would be curious what type of chemistries you’re using, things like that.

HORACE LUKE: We use batteries from Panasonic, from SDI, and LG. They are the NCM batteries, same as the ones in a Tesla. We’re on our third-generation battery. The battery form factor did not change.

Transcript_Gogoro Fireside Chat

[00:15:00]

The connector didn’t change, interface didn’t change. Forward and backward compatibility on a network is really important to us. So the first vehicle we sold in 2015 can use the latest station as well as the latest battery that we just deployed yesterday, same vice versa. The brand new vehicle can pick up the oldest battery on the network and it would just work. Now, today, we use the 21700 cell inside our battery. The total capacity 1.7 kWh. And depending on what class of vehicle you really have, if you have a 100 cc, 125 cc-type vehicle, 150 cc vehicle, we put two batteries in there, so two batteries combine run at about 86 volts or so. So, it’s enough to go about 60 miles an hour or close to 60 miles an hour, a range of – depending on, honestly, how many cheeseburgers you eat and how fast you squeeze your throttle. It really depends on how you ride it, but we see people coming in about every 3 1/2 days or so.

CHRIS MCNALLY: Every 3½ days.

HORACE LUKE: So 3½ on a normal usage of maybe about 15 to 20 kilometers a day. So, you do the math there, about 10 miles or so. That’s daily commute, it’s urban commute, designed for urban commutes. Now for super lightweight vehicle, we have two types. The one that we do in Taiwan is about 50 cc, so they go about 50 kilometer an hour or about 30 miles an hour or so. And then in China, we do what we call the e-bike version. So if you’ve been to China, you’ve seen a lot of these smaller, lightweight, single person. They kind of look like a moped but they’re electrified. There’s about 270 million of those in China today that are looking to be turnover and retired into these newer type of vehicles, more certified vehicle and regulated vehicle in the next 3 to 5 years. That’s the biggest opportunity we see ahead of us there.

The battery tech is, like I said, the battery form factor didn’t change. We spend a lot of time on battery management systems both inside the battery for safety and efficiency, as well as the AI and the machine learning system, the cloud that controls it all. Today, a station plops in just like you would with an ATM machine. You get your local utility to get you the power you’re looking for depending on the size of a station. Think of it as a big refrigerator. You plug it there, and then with the password, it just synchronizes with our server, authenticates, and then the machine is ready to go in an hour or so. And then people come up, it populates on our map, on our app, and then people just go and access it. We have now almost 10,000 stations around Taiwan in 2,100 locations or so. In the major cities, we deploy very, very quickly. Based on what we see as people’s living circles and usability, think of our deployment as unlike – maybe perhaps unlike other infrastructure you can think of. If you were 5G, you got to deploy multiple billions of dollars before the first phone gets turned on to use 5G. We’re different. We started Taipei with about 31 stations. And then quickly, when we sell vehicle – and now, with those stations, then we have some batteries that are populated, batteries that we call rack batteries. And then you’ve got road batteries. Road batteries are the batteries that go in the vehicle. The rack batteries are the ones charged and ready for a swap. And remember I said 3½ days or so? When you swap our battery, I don’t see you for another 3½ days. During those 3½ days, the same slot can now satisfy and turnover other customer. The more customer can turnover in that slot, the higher efficiency the network is going to be. What we do is our server then look at how people use it, what energy is being used, where they kind of swap, and then we triangulate and figure out where we need to put the next station and how many batteries we have to deploy on the rack side. Now, and then all of that, we can turn on the city with just a couple million dollars. It’s not a lot at all.

Transcript_Gogoro Fireside Chat

Now, when it comes to Bruce’s point, where the capital comes in is really around the batteries that are in the vehicle. Now remember, if I don’t sell a vehicle, I don’t deploy a battery. That’s more like a just-in-time capex deployment on the network, so the holding is very controllable. And that’s one of the reason I think, as we talk to our partners in China, in India. India, we’re working with Hero Motor Corp, the world’s largest gasoline two-wheel maker.

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They have, on top of India, they have 39 other countries. They have 40 countries in total in coverage. They just celebrated their 100 millionth vehicle sold, with the next hundred millionth targeting seven years, mainly focused around new energy, swappable batteries, or fast charging batteries. And we’re about to go into India next year, taking our model, and taking our stations into that. And again, the deployment is super automated, and there’s really nobody managing it. Imagine 2,000 gas stations, how many people would that be? That’s a lot of opex. Our guys, our customers just come up to a station, plug the battery in, calculates, new battery pop out, off they go, they get a monthly bill. In some situation, they pay per swap. Some situation, they tally it up in the end of the month. They do a post-pay kind of scenario and post-pay the bill.

CHRIS MCNALLY: Horace, I just have two follow-ups, the first on the size of that e-bike market in China. It sounds like this is sort of a thousand dollar purchase. Depending upon the use, it’ll be $10 to $40 per month for probably what’s 90% of mobility needs. How big you think that market is per year in terms of annual sales?

HORACE LUKE: There are two types of markets in China today. There’s what you just described, a $1,000 vehicle. And that’s about 100 cc, 125 cc vehicle. That’s a smaller market in China. It’s small. It’s about 10% of the overall market. In the rural area, not in urban city, probably a little higher. But in urban cities, lower than that. The bulk of the market is around what we call the e-bike market. The e-bike market doesn’t go very fast. It goes about 15, 17 miles an hour, single-battery. When we plug one in, we can go about 130 kilometers on a range. And those e-bikes, the size of the market is gigantic. Today, in China alone, there’s $325 million two-wheelers, 70 million sold per year. 270 million needs to be retiring in the next 3 to 5 years. That’s the one I’m talking about. The bulk of the market is in those light bikes. We just launched one with Yadea, they’re selling it for 3,499 RMB. That’s about a little less than $500 or right around $500 US. It’s a vehicle that is very affordable. And then the way we talk to the market is, so swapping battery, instead of buying the battery, you’re now paying it per month. And then that plus your energy bill that might have taken for you to charge it at the parking lot, instead, you just swap with one at our station with a much more capable battery, with no range anxiety because you just keep going. You don’t have to worry about when your battery runs out juice, how long would it take to charge that battery, right? You just go up to one of the stations.

CHRIS MCNALLY: Is this typically a first-time purchase? Maybe you don’t own a car, or is this you may own a car, but this is handling 80% of your local needs?

Transcript_Gogoro Fireside Chat

HORACE LUKE: Different market, different needs. In Taiwan, definitely people have a car, but they also have a two-wheeler because it’s much more convenient to park and much more convenient to get around. It’s much quicker through traffic. If you don’t have your kids with you, you don’t have your wife with you, you take your two-wheel and you zip along. In China, it’s a little different. It’s a dominant mode of transportation for them. It is a vehicle that they buy a new one every 3 to 5 years, and it’s, like I said, the essential part of the everyday life. Now, that said, they’re always going to be looking for safer, better scenarios. The number one reason why they replaced a vehicle is because a battery go dead. Not because a vehicle go dead. And the battery costs just as much as a vehicle sometimes, so they instead just buy a brand new vehicle. In our particular case, you don’t buy the batteries, so you just keep going on the vehicle. Those are two usability. And of course, in India, you’re talking about a vehicle that rides a whole bunch of people on Cirque de Soleil. I’ve seen a family of six people on a two-wheeler before. It’s not unheard of. In Gogoro, we’ve seen two, three, four people on that. It’s really a tool of commute for these guys. It’s essential.

JAMES WEST: What’s the experience – if I’m pulling up with my two-wheeler, and I am used to maybe charging versus swapping, what’s the difference in the experience that I have from battery swapping versus charging?

[00:25:00]

I assume it’s massively different, but I’d love to hear the breakdown from a customer perspective.

HORACE LUKE: In Taiwan, there was no electric two-wheeler, there was no penetration before because the usability was terrible. There was no place to charge it. So as the government pushed for electrification, we were right there with a both chicken and egg solution. We solved it with both the infrastructure solution and also as well as the vehicle solution, a performance solution, usability solution. Together, it worked, and it took off. In China, it’s different. China is a conversion business. China has, like I said, 270 million electric e-bikes today, electric two-wheelers today. Those two-wheelers are using very low-cost charger, low-cost battery, sometimes even lead acid batteries that are very environmentally-damaging. So the government is motivated to push them towards something that’s more environmentally-friendly, and at the same time, pushing for safety. As you can imagine, if you’re buying a charger, you got one that’s 10 bucks, you got one that’s 30 bucks. Where are you going to go? You’re going to go 10 bucks one, right? And so, we’re finding these vehicles lighting up on fire in people’s apartments, lighting up on fire in the parking lot. Well, we’re very different. One of our stations, one of our unit that you see behind my shoulder here, that can satisfy hundreds of vehicles. Now, if you put it in the surface area as a parking spot, if I put four units there, we’re talking over 1,000 customers that can actually rely on that one particular setup to now refuel. So now, you can push all the charging not only on an industrial-grade, really safe and monitored charging solution, but also push it up against the corner of a building. So should there be any issue, it’s really isolated instead of scattered all through your parking lot, really like a firepit underneath your apartment building. So we see this as a huge opportunity as cities are converting to electric, demanding more power of the battery, but yet needs it safer.

Transcript_Gogoro Fireside Chat

That’s where we come in. Limiting range anxiety, providing safety, providing lower cost of entry for the customer. And all those are, I would say – and just the wait time of charging. No matter how fast you charge, let’s say 20 minutes for 60%, 70%. Not only does that take a lot of electronics to do. Everybody goes home and everybody goes to work at about the same time. Grid can take that. Our station can charge a battery or hold it, just hold the empty battery and wait for the right time to charge. We just did launched, we just made an announcement with Taipower, which is Taiwan’s largest utility company, along with Italians and NELEX to do two things. Number one, the station you see, it was designed as bidirectional-ready. So now, we can not only take the energy and store it, but we can actually push it back to the grid when the grid needs it. So we can be a really good citizen inside the city as we deploy all these batteries. Second thing we do is instant demand response. Let’s say you know that they’re looking to see, they’re balancing 60 hertz. All of a sudden they say, “You know what, we’re going to have a peak.” And the next hour, somebody needs to shut down. Well, factories can’t shut down. The shopping mall can’t shut down. We can. Our stations are on-demand. We actually time a battery and charge the battery only when needed to and only at the time in which the customer is going to – and ready for pick up. So we can, throughout that cycle, time it. And that’s also other businesses that we’re bringing up as well. As you think about how much -we have about 1.4 gigawatt hour batteries in Taiwan today. A lot of them is on the road with a customer. Some of it’s on the rack. That rack battery can actually serve not only as energy storage, but also at the same time help balance the gig at 60 hertz as well. We’re doing a lot with the government. We’re doing a lot as we bring our idea into the city. And going back to my thesis, I just want to make cities cleaner, and smarter, and healthier for the future generation, and electric mobility happens to be a very large part of that. But we’re also taking energy, and innovating on energy and every usage itself too as well.

JAMES WEST: I wanted to go back to something, Horace, you mentioned earlier, safety. How do you think about safety in product design in the rollout of your battery systems?

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It’s obviously something that’s top of mind for EV owners and certainly cities as well. I believe you guys have a remarkable safety record with your batteries. Is that first and foremost how these are designed?

HORACE LUKE: It’s designed from the very inside of the battery pack itself. Our battery pack can withstand about 10 tons of crush. The battery can actually take quite a beating. When the battery cell explodes – and battery cells inevitably, a very small percentage will – you contain a lot of energy. And sometimes, those are micro-short, and the CID does open, and there’s a lot of hot gas that comes out. Our particular design can control that hot gas from not proliferating or propagating to the other cells. Our battery pack, although one cell – we have 96 cells inside – where the one cell can go is not going to be an EV where the whole car lights up. Our battery is able to suffocate that cell and actually control it. Now, that said, in the event it couldn’t, these stations of batteries are isolated from each other. You can see the slots are different from each other, and there are metal separators between each one. And they are designed to not basically catch from one battery to another battery. So we take safety very, very seriously from the battery pack itself.

Transcript_Gogoro Fireside Chat

We have all sorts of monitoring systems inside the battery. Think of the battery really almost like a smartphone without a screen. We’ve got wireless connectivity between the station and the battery, and then the vehicle to the battery. The battery cell has a lot of watchdog system in it for overvoltage, for over-amperage, discharge, overcharge, et cetera. Now, take that to the station level, and a station also – not only does it have an industrial-grade charger, but it’s also being monitored real-time in our operating center. Our operating center has a system that looks out for every battery on the grid, if its temperature’s rising in an abnormal way, we know it. A ticket is automatically issued to one of my operators who has a headset, who has a smartphone. Gets a ticket, rushes to the station, makes sure nothing is wrong, and then come back. That fully-automated system is why we’re able to scale the speed that we have done, and we took a lot of effort.

We took about a couple of years to really, and I keep joking, Taiwan is my pilot. Taiwan itself, the island, is my pilot program with hundreds of thousands of customers all using it real time. And then we keep adding functionality and feature onto the grid, so that now when I light up – I just lit up Hangzhou. All of the learnings I did in Taiwan applies instantly. And then when I light up India, all of the learnings I’ve done in China also adds on top of that. And it just accumulates, that knowledge just accumulates on this manage of this network that improves on safety. So we have a lot of watchdog systems that monitors every battery, the temperature, the discharge, the bugs that came in from the way that the customer’s using it, all being logged and being monitored real-time.

CHRIS MCNALLY: Horace, if I can ask about data, we’ve talked about how you’re addressing mobility 1.0 moving to a 2.0 type solution. But I think 5 years out, you’re going to have such a large network with customers that may theoretically be unbanked, and you’ll have the mobility data of where they’re going, and their daily patterns. Is there a way to monetize that data and work with other data providers for what may be an unbanked and untracked part of China and India?

HORACE LUKE: Absolutely, but we’ve got to be careful with data. We take privacy very, very carefully and very, very seriously. But you’re absolutely right, Chris. Through that usability, we know a couple things. Number one thing we know is just our asset itself, how our asset’s being moved, which battery goes where, and where customers are swapping. That’s fundamental managing our network itself. But through that, we also know how the customer is using it, how many kilometers they’re riding per day, whether or not they flip a turn signal when they make a turn. They keep making right-hand turn without a turn signal, we know it.

[00:35:00]

And if they do do it and they want to share that data with, let’s say, an insurance company, a great example of that is we just launched with one of Taiwan’s largest insurance company, the world’s first blockchain-secured usage-based insurance. And so, your data is now being able to be shared with your insurance company so that you save on insurance. We’re doing that real time on our network today. And that is one great example as to how we’re using that. Now of course, there are many other base, you know, financial base, you know, think of our vehicle right now, the vehicle, we’re able to offer loans to our customer at very, very low rates. And one of the reasons why our lending partner is willing to do that is because we have literally almost no default on our loan. If you don’t pay, the vehicle is collateralized and we can lock your batteries. So the customer comes in, then didn’t pay their bill, the first thing we do is make sure the vehicle goes really, really slow. They can crawl to the bank if they want to, go crawl to the ATM if they want to. But a couple more times, we lock that battery. We make sure that you go pay. And so, financing is also another thing that we’re working on today with our lenders, lending partners. You can imagine there are many other data-based products that we’re building and monetizing.

Transcript_Gogoro Fireside Chat

CHRIS MCNALLY: Any advertising right now, either through the stalls or flashing to the app, things like that?

HORACE LUKE: We do, but only on a trial basis at the moment. The pool of customer in Taiwan, 400,000 is not big enough yet. But if you’re talking about 4 million, then it’s really meaningful. But between 400,000 to 4 million is where we’re going to get our technology right. And a lot of that, we need to balance that and make sure that the customer is not bombarded with all these commercials that they feel like they might not want to be taking that on their daily commute. But there’s certainly a lot of conversations internally about – now, we have a captive audience. We know where they go. There are going to be other people that are interested, and them going to other places as well. And we have a great opportunity, because one thing we know is that our customer has a way to get around. They have a two-wheel underneath the butt, and that’s a great way for us to work with advertisers to promote location-based services.

BRUCE AITKEN: Chris, one simple thing we do today with data is if a rider shows up at a station just because of traffic patterns, it’s over-utilized at that point in time. And so, it may not have as many full batteries as we know it will need later in the day. We can send someone to a station that’s maybe 500 meters away and offer them a small discount. And we’ve seen our in-house ability to shift traffic patterns, if you will. And so, if you think about the future, instead of shifting them to a lower-cost station of ours that’s half a kilometer away, you shift them to a Starbucks, or a McDonald’s, or a 7-Eleven, or whatever it is where there also happens to be a station, and you swap a battery and you buy a coffee, coffee’s half-off kind of stuff. There’s a lot of things that we’re working on that could have massive opportunities.

CHRIS MCNALLY: That’s amazing.

JAMES WEST: Horace – and Bruce, I want to be cognizant of your time, so we told you 45 minutes and we’re starting to get there, but we have million dollar questions too. I guess one of the most pressing is the expansion into China and India, and how you’re pursuing that. Do you have partners already to help you get into those markers? What’s the game plan?

HORACE LUKE: Like I said, we’re in China. We just launched in Hangzhou with Yadea and Dachangjiang. Yadea is the world’s largest electric two-wheeler. Dachangjiang is China’s largest two-wheel maker. They are together making a local battery swapping operating company that uses our technology and uses our batteries. And in turn, every month, every subscriber pays us a fee for not only buying a hardware but also paying us a license fee to use our network, our system. As Bruce said, that way we can enjoy the scaling of the network as well. That’s a great launch, and then we’re now moving into Wuxi, the second city. And then quickly, you’ll see probably another half a dozen next year, which we’re really excited about and we’re scaling into those markets. India, we’re working with Hero, the world’s largest two-wheel maker. They’re in 40 countries, including India.

Transcript_Gogoro Fireside Chat

[00:40:00]

In India, they have a 37% market share. They’re the largest player in India today and they’re committed to transform themselves to electric, because the government is pushing hard for it. And the crowd is younger, the population is young, and they are educated, and they are really eager to get on the next thing. We also, in Indonesia, just announced our partnership with GoTo and Gojek. Gojek and Tokopedia merged together to create GoTo, and they are the largest ride-hailing company and logistics company in Indonesia with 2 million two-wheel riders on their network. They have made a commitment to electrify by 2030 their entire fleet of 2 million plus riders. We just announced a launch in Indonesia along with Gojek and Pertamina, Indonesia’s largest gas station, to place our station, in turn turning their gas stations into energy stations. And then we’re going to do a pilot and quickly scale that pilot to 5,000 vehicles together. So it’s a pretty exciting time. This decade is where people are going to start looking at electric mobility, as you guys are probably well-aware, and there’s a big, untapped market in two-wheelers that are really underserved, especially around the Eastern Hemisphere of this planet, that I would say a lot of Western investors are not educated nor are they aware of at the moment. But if you think about how many two-wheelers are sold annually, we’re talking about – if you’re talking about China and India alone, it’s 64 million units. Four-wheeler is only 80 million. The amount of riders and the amount of customers we’d get on this is phenomenal, especially because we build our business model on a subscription business model where accumulating customers is the most important thing for us. And if you think about that market and the players we’re now working with, the large vehicle makers, they have their choices. I’m really proud of the fact that I’m working with some of the top vehicle makers in the world because at their scale, the second they say they want to actually electrify or the second they say they’re interested in battery swapping, there are people coming in the front door, the back door, the side window, all trying to make an offer. And to be honest with you, we went through 18 months of due diligence with every one of these partners, financial due diligence, the usability due diligence, the technology due diligence. And like you said, James, safety due diligence. Nobody wants to be investing in a network that doesn’t have efficiency, doesn’t have a breakeven point, doesn’t have the safety and the collaboration we can have with the local government. All of that added up equal to 18 months later, they all signed up. They all signed up to battery swapping, but most important, they signed up to Gogoro. And that’s something that we’re just at the cusp of, I believe, electric mobility for the masses, and there’s a whole hemisphere. You can tell from my accent I grew up in the United States. I only came back to Asia really just to build smartphones and smart devices, and I saw this opportunity in Asia. There’s a huge, massive unserved need, and as the world talks about electrification of mobility, there’s a lot of great car makers out there, a lot of great infrastructure and charging pole makers: ChargePoint, EVBox, EVgo, all those guys, Stem. But you know, the interesting thing is you can name a lot of players in that space, but when you’re talking about electric two-wheelers with battery swapping, I think you probably can’t name another one. There are some copycats and there are some quick followers, but really, nobody has the sophistication that we have actually built on our network, and I think that’s a huge opportunity for us to really take advantage of the biggest crisis facing us, the climate crisis. And I’ve always said to my team and always said to all the partners we have, “With the biggest crisis comes the biggest opportunity. And if we can serve that crisis right, then we have created a great business opportunity.” And in this particular case, we’re building subscriber-based business that is super sticky, that’s accumulating overtime. And quite honestly, if you think about where we are today over the last 6 years, the cohort hasn’t dropped off.

Transcript_Gogoro Fireside Chat

[00:45:00]

The same guy actually – you know, really fun today, we just deployed a station at the very highest mountain of Taiwan, up in a really high elevation. And our first customer with the vehicle 00001 – I have 00002. I sold the first one to Davie, and Davie just rode his vehicle to the top of the mountain. Super exciting time for electric mobility because with battery swapping, you don’t have all the traditional, the what-if scenario of owning electric. What if you ran out of battery? What if your wife was waiting for you and you can’t wait for a charge? What if the battery was defective or ran out? There’s a lot of what-ifs that I would say our system has been able to solve.

JAMES WEST: Horace, how do you think about the scaling from here and supply chain partners? I mean, you’re at this point where the growth should be phenomenal, but you don’t want to get too far ahead of yourself. You don’t want to have supply chain disruptions. So, how do you think about building the business in this exponential growth time period?

HORACE LUKE: That’s a great question, James. We built a business doing everything vertically. We had built our own battery. Actually, I even nerded out on tires, the compound on tires, the tread patterns to get the maximum amount of efficiency and grip. We did everything. We did the station. We did the charging in the station. But as of now, having all that IP is great, but as you said, as we scale, we’ve got to be able to have a partner that can scale with us, and we got to focus on things that we’re really great at: technology, market development, partnership, customer experience. All of that other stuff, that is really, to me, is what we’re really great at, the higher value part of our business. And then what we have done is we partnered with the world’s largest manufacturer, electronics manufacturer, Foxconn. We have a strategic partnership, and basically they’re going to take our technology and now help us manufacture in Southeast Asia, help us manufacture in China, help us manufacture in India, where they have facility, and on their payrolls, a million operators that are manufacturing 40% of the world’s electronics today. I couldn’t be more proud of the partnership I have with Foxconn because now I don’t have to worry about the supply side. I just need to worry about how to actually go run as fast as I can to spread this network of swapping stations as many places and as many locations as I can. Our partnership with Foxconn is going to enable us to do that. And as you think about, even more upstream, the battery cell itself, we see battery cell as – like I mentioned before – we use multiple source for batteries today. What was important to us is the customer experience. As long as a battery cell is safe, is durable, it’s reasonably affordable, where our economics can work, I would choose that cell. And we today, through the scale that we have built, we have a lot to choose from, and we’re continuing to work with all partners to develop the battery cell to be more suitable for two-wheelers. What most people don’t realize is that two-wheeler, the demand on battery and the demand on technology is much higher than that in a four-wheeler. Ironic, but it’s true. You hear a four-wheeler going 0 to 100 kilometers an hour in 2 seconds, 3 seconds. But the output on that battery is not as much as if you put four people on a two-wheeler trying to climb a mountain. Our battery is tiny, and the demand on that battery is extreme. And we have a really great team working on those technology, being able to then provide that energy, and at the same time, making sure the battery can last the cycles that it’s expected to last on our network. We today on our network is operating at about somewhere in the – if you think about the network side, EBITDA margin at about mid-40%, low to mid-40%, with it climbing, once you get to efficiency, probably about 60-something percent EBITDA margin. That’s a great business to be had. The reason why we’re able to do that is because the operational costs on this network is really low. The only variable that I have really is renting the space for as many stations I can. In most cases, I get really low rent because as Bruce said, I bring people to the storefront, because they’re swapping at the supermarket, people love that. Supermarkets plays our stations all the time – and electricity.

Transcript_Gogoro Fireside Chat

[00:50:00]

Those are really the two only variable costs that I have in the opex side. Of course, the asset side, as we prove our case in Taiwan, we have to carry all the asset ourselves. But as we expand to other countries, we’re going to actually rely on partner-driven, less asset kind of way so that we can actually enter in those markets and not be at risk of exposing ourselves to all these capex. We’ll partner with a partner to deploy those stations.

JAMES WEST: Last question for me, Horace. I’ll promise I’ll let you go. I know we’ve gone over the time I told you. What are the big milestones we should be watching for 2022, 2023? How should we be checking your progress?

HORACE LUKE: I’ll start, and maybe Bruce can put some KPIs in. He’s really great at putting company’s KPIs together. We worked 10 years to get to where we are today. We have announced a merger with a SPAC named Poema, and that’s really the starting line for us to get the resources, act, and behave, and have the transparency of a publicly-traded company, and then also at the same time, be able to then start building out even bigger and stronger teams around the world. And so, think about where we are in 2021, we’ve announced our partnerships in China, in India, and in Indonesia, and also with Foxconn. 2022 is really about us being able to deploy successfully in China and starting to ramp awareness. I wouldn’t see a big volume gain in China yet. You have to be aware of China speak. China speak comes instantaneously. When it works, it comes really fast. And you got to get everything right before you go do that, or else everything will fall apart. So 2022 is really about us building out the team in China, about us building a couple of cities, demonstrate it, and then start franchising it. And so, 2023, ‘24, you’ll see a steep ramp in China. India is going to launch in 2022, probably closer to the back-half of 2022. We’re working with Hero on that, and probably you’ll see New Delhi as the first pilot. You’ll see in a pilot, and some people using our vehicles in Indonesia, and we’re going to start working with Gojek to figure out how to actually electrify Indonesia together. And then as Bruce said, there’s many other products that are – you saw us announcing our demand response. You saw us working with a grid to do bi-directional. There are a lot of other things I’m working on today with our team that uses our battery. Swapping for mobility is one thing. Yes, it’s a huge market for us. Think of us as really a AA battery, the C battery, the D battery. Now, we got the Gororo battery. We can power a lot of things that need energy. Energy is at the center of all human innovation. I’ve been fortunate enough to work at Microsoft for 10 years. I was one of the early founders of Xbox. I was one of the early founders of Windows XP. Actually, I named Windows XP and worked on branding as well. I turned 50 already. I don’t look 50 in Zoom, but I turned 50 already. And then I was fortunate enough to really get in front of mobility, when it comes to smartphone mobility. I worked at HTC where I built the world’s first six Android phones, saw the company went from a white label company to one of the biggest brand. If you live in the US, you probably use some of my phones I designed with T-Mobile myTouch, or the Droid with Verizon and a number of other devices that we’ve built. And I just see this great opportunity that the world is going to need new fuel that is cleaner, that is smarter, that is electric. But yet there’s a huge infrastructure challenge and a huge market need in the East, and that’s what we’re here to tap into. So, that said, I did most of the talking, but Bruce, do you want to set some KPIs for us?

Transcript_Gogoro Fireside Chat

BRUCE AITKEN: No, I think Horace did a great job. I think it’s about expansion. I think it’s about opening up new markets and new opportunities, really, for 2022. If you look into our financials, James, which we’ve published, you’ll see that up until now, we’ve been largely reliant on Taiwan as a source of our revenue. That will continue to be the case in 2022, 90% of all revenue will come from Taiwan, and we do hope to continue to grow, and believe we will continue to grow the Taiwan market.

[00:55:00]

Both from the standpoint of the accumulating subscribers that Horace mentioned, we’re at a little bit over 400,000 now. We’ll clearly go to more than 500,000 riders by the end of next year. And so then, about 10% of our revenue will come from hardware sales into China. And then out into ‘23 and out into ‘24 is when those international markets start to take on a bigger percentage of our overall revenues. It’s about 2024 where we go 50/50 Taiwan revenue, international revenue, and then eventually China becomes our largest market in the ‘24 timeframe. In terms of the revenue split, that’s how you can think about it. But really, it’s about opening up new markets, because eventually, the scale is there. Eventually, the scale will follow. We believe we’ve perfected this business model in Taiwan, and we’ve got the right people, the right partners, the right technology, the right products. And so, we’re just super excited to take it in and see what we can do in China and India with our partnership.

HORACE LUKE: And the right timing, Bruce, also the right timing. I think the world is ready for electrification, and I’ve always said if you’re too early, you’re going to burn a lot of cash. You’re too late, somebody already did it, and we’ve been working on this for the last several years, using Taiwan to prove out and develop our technology. And then the world is buzzing about electrification of mobility, and I think everybody has all eyes on it. All eyes are ready to go turn this planet to be a cleaner way of getting around. We are definitely satisfying a big market with not a lot of sophisticated players in at the moment.

Transcript_Gogoro Fireside Chat

JAMES WEST: You guys sound excited and you’re certainly, we think, hitting the market at the right time. So, Horace, Bruce, thanks so much for your time this morning – or evening for you guys. You’re probably ready to get off and wind down for the night, but thanks for joining us from both myself and Chris, and we look forward to watching your progress, and talking again soon.

HORACE LUKE: Yeah. Thanks, James. Thanks, Chris. Thanks for having us on.

BRUCE AITKEN: Thanks guys, appreciate it. Take care.

JAMES WEST: Thanks, guys.

BRUCE AITKEN: Bye-bye.

HORACE LUKE: Thanks, guys.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. 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These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination with Poema Global, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

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This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.